[redacted]

08030575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~0155544~~

8-18467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Maxwell Noll Investment Advisors
Maxwell, Noll Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 405
(No. and Street)

Pasadena (City) CA (State) 91106-3955 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Arthur 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber & Wainberg
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, Suite 500 Los Angeles CA 90035
(Address) (City) (State) (Zip Code)

PROCESSED
APR 01 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul G. Arthur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Investment Advisors, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed & Sworn to before me: on February 22, 2008 at Pasadena, California

Notary Public

Signature

President

Title

PETER BANOS
Commission # 1661125
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL, NOLL INC.

FINANCIAL STATEMENTS

December 31, 2007

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 450
Pasadena, CA 91106-3955

We have audited the accompanying statement of financial condition of Maxwell, Noll Inc. as of December 31, 2007 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber + Wainberg

February 20, 2008

MAXWELL, NOLL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$ 97,622	
Due From Clearing Broker	2,063	
Interest Receivable	3,446	
Consulting Fees Receivable	2,181	
Prepaid Expenses	3,389	
Total Current Assets		$108,701
FIXED ASSETS		
Office Furniture and Equipment	17,294	
Less: Accumulated Depreciation	14,128	
Total Fixed Assets		3,166
OTHER ASSETS		
Security Deposit		2,814
Total Assets		$114,681

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 6,701
OTHER LIABILITIES		
Deferred Taxes		475
Total Liabilities		7,176
STOCKHOLDERS' EQUITY		
Common Stock, Authorized 750 shares Issued and Outstanding 522 shares less 207 shares held as Treasury Stock	$ 52,200	
Paid in Capital	13,779	
Retained Earnings	120,010	
Less: Treasury Stock	(78,484)	
Total Stockholders' Equity		107,505
Total Liabilities and Stockholders' Equity		$114,681

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2007

REVENUES		
Consulting Income		$773,824
Commission Income		70,007
Interest Income		43,441
Regulatory Fee Refund		35,000
TOTAL REVENUES		$ 922,272
EXPENSES		
Salaries	$612,092	
Pension Plan	58,255	
Insurance	48,809	
Rent	38,739	
Payroll Taxes	35,864	
Professional Fees	21,002	
Advertising & Promotion	10,855	
Director Fees	10,800	
Office Expense	8,849	
Dues, Fees & Assessments	8,441	
Quotation Expenses	8,432	
Subscriptions & Publications	6,935	
Entertainment & Travel	6,369	
Telephone	5,740	
Continuing Education	3,345	
Information Technology	2,136	
Depreciation	1,632	
Other Expenses	1,609	
Maintenance	1,413	
Total Expenses		891,317
Income (Loss) Before Provision for Income Taxes		30,955
Provision for Income Taxes		7,629
Net Income (Loss)		$ 23,326

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED December 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - Beginning of Year	$52,200	$ 13,779	$ 96,684	(47,406)	$ 115,257
Net Income for the Year Ended December 31, 2007			23,326		23,326
Purchase of Treasury Stock				(31,078)	(31,078)
Balance - End of Year	$52,200	$ 13,779	$ 120,010	$(78,484)	$ 107,505

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2007
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income From Operations		$ 23,326
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Items Not Requiring Cash		
Depreciation		1,632
NET CHANGES IN ASSETS AND LIABILITIES		
Decrease in Due From Clearing Broker		13,677
Decrease in Consulting Fees Receivable		3,006
Increase in Interest Receivable		(662)
Increase in Prepaid Income Taxes		(1,855)
Decrease in Prepaid Expenses		8
Increase in Accounts Payable and Accrued Expenses		4,951
Decrease in Income Taxes Payable		(1,690)
Increase in Deferred Taxes Payable		(59)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		42,334
CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of Fixed Assets		(2,027)
NET CASH USED IN FINANCING ACTIVITIES		
Purchase of Shares held in Treasury		(31,078)
NET INCREASE (DECREASE) IN CASH		9,347
Balance, January 1, 2007		88,275
Balance, December 31, 2007		$ 97,622
Supplemental Information:		
Franchise Taxes Paid	$ 4,097	
Federal Income Taxes Paid	7,018	

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company is a NASD licensed broker-dealer. Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

Maxwell, Noll Investment Counsel, a division of Maxwell, Noll Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell, Noll Investment Counsel manages money on a fee basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of five to seven years, using the straight line method of depreciation.

FEDERAL AND STATE INCOME TAXES

Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. **CONCENTRATIONS OF CREDIT RISKS**

Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

3. **TREASURY STOCK**
During the year, the company acquired 82 shares of its issued and outstanding stock from a shareholder. There are no current plans to reissue the stock.

4. **EMPLOYEE BENEFITS PLAN**
The Company maintains a noncontributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. Contributions for the year ended December 31, 2007 were $55,302. The Company also has a voluntary Safe Harbor 401(k) Plan for employees. The nonelective contributions to the 401(k) plan are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued thereon.

5. **INCOME TAXES**
Corporate income tax expense for the fiscal year ending December 31, 2007 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 4,605	$ 59	$ 4,664
State	2,965	0	2,965
Total	$ 7,570	$ 59	$ 7,629

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

6. **LEASE COMMITMENTS**
The Company is obligated under a lease commitment for the premises it occupies to June 30, 2008.

Minimum Annual Lease Payments to June 30, 2008 is $18,252.

7. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $95,607 which was $ 45,607 in excess of its required net capital of $50,000. Its ratio for aggregate indebtedness to net capital was .075 to 1.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$107,505	$ 117,084	$ (9,579)
Non-Allowable Assets and Deductions	11,550	16,077	4,527
Haircuts on Securities	348	421	73
Net Capital	95,607	100,586	(4,979)
Required Net Capital	50,000	50,000	0
Excess Net Capital	$ 45,607	$ 50,586	$ (4,979)
Aggregate Indebtedness	$ 7,176	$ 2,124	$ 5,052
Percent of Aggregate Indebtedness to Net Capital	7.51%	2.11%	

Principal differences in the net capital computations are due accruals and adjustments made during the examination.

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2007

Supplementary Schedule 2

The company operates on a fully disclosed basis with Wedbush Morgan Securities, Inc.

Wedbush Morgan Securities, Inc. confirms directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3(k)(2)(ii).

MAXWELL, NOLL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2007

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities, Inc. If the company receives money or securities by mistake, it promptly forwards all money and/or securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2008

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 450
Pasadena, CA 91106-3655

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. for the year ended December 31, 2007 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Maxwell, Noll Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber + Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG

END